UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                        INTERSTATE BAKERIES CORPORATION
                        -------------------------------
                               (Name of Issuer)


                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)


                                   46072H108
                                --------------
                                (CUSIP Number)


                               December 31, 2006
                        --------------------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 12 Pages
                            Exhibit Index Page: 11

                                 SCHEDULE 13G

CUSIP No.:  46072H108                                        Page 2 of 12 Pages

................................................................................

1. Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       GLENVIEW CAPITAL MANAGEMENT, LLC
................................................................................

2. Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................

3. SEC Use Only

................................................................................

4. Citizenship or Place of Organization


       Delaware
................................................................................

Number of            5. Sole Voting Power               None
Shares               --------------------------------------------
Beneficially         6. Shared Voting Power             3,136,008
Owned by Each        --------------------------------------------
Reporting            7. Sole Dispositive Power          None
Person With          --------------------------------------------
                     8. Shared Dispositive Power        3,136,008
................................................................................

9. Aggregate Amount Beneficially Owned by Each Reporting Person


       3,136,008
................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


       [  ]
................................................................................

11. Percent of Class Represented by Amount in Row (9)


       6.9% based on 45,285,314 shares outstanding as of December 6, 2006.
................................................................................

12. Type of Reporting Person:


       OO
................................................................................

                                 SCHEDULE 13G

CUSIP No.:  46072H108                                        Page 3 of 12 Pages


................................................................................

1. Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       GLENVIEW CAPITAL GP, LLC
................................................................................

2. Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................

3. SEC Use Only

................................................................................

4. Citizenship or Place of Organization


       Delaware
................................................................................

Number of               5.      Sole Voting Power               None
Shares                  -------------------------------------------------------
Beneficially            6.      Shared Voting Power             3,136,008
Owned by Each           -------------------------------------------------------
Reporting               7.      Sole Dispositive Power          None
Person With             -------------------------------------------------------
                        8.      Shared Dispositive Power        3,136,008
................................................................................

9. Aggregate Amount Beneficially Owned by Each Reporting Person


       3,136,008
................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


       [  ]
................................................................................

11. Percent of Class Represented by Amount in Row (9)


       6.9% based on 45,285,314 shares outstanding as of December 6, 2006.
................................................................................

12. Type of Reporting Person:


       OO
................................................................................

                                 SCHEDULE 13G

CUSIP No.:  46072H108                                        Page 4 of 12 Pages


................................................................................

1. Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).


       GLENVIEW CAPITAL MASTER FUND, LTD.
................................................................................

2. Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................

3. SEC Use Only

................................................................................

4. Citizenship or Place of Organization


       Cayman Islands, British West Indies
................................................................................

Number of            5. Sole Voting Power               None
Shares               --------------------------------------------
Beneficially         6. Shared Voting Power             2,739,727
Owned by Each        --------------------------------------------
Reporting            7. Sole Dispositive Power          None
Person With          --------------------------------------------
                     8. Shared Dispositive Power        2,739,727
................................................................................

9. Aggregate Amount Beneficially Owned by Each Reporting Person


       2,739,727
................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


       [X]
................................................................................

11. Percent of Class Represented by Amount in Row (9)


       6.1% based on 45,285,314 shares outstanding as of December 6, 2006.
................................................................................

12. Type of Reporting Person:


       IA
................................................................................

                                 SCHEDULE 13G

CUSIP No.:  46072H108                                        Page 5 of 12 Pages



................................................................................

1. Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).


       LAWRENCE M. ROBBINS
................................................................................

2. Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
................................................................................

3. SEC Use Only

................................................................................

4. Citizenship or Place of Organization


       United States of America
................................................................................

Number of            5. Sole Voting Power               None
Shares               --------------------------------------------
Beneficially         6. Shared Voting Power             3,136,008
Owned by Each        --------------------------------------------
Reporting            7. Sole Dispositive Power          None
Person With          --------------------------------------------
                     8. Shared Dispositive Power        3,136,008
................................................................................

9. Aggregate Amount Beneficially Owned by Each Reporting Person


       3,136,008
................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


       [  ]
................................................................................

11. Percent of Class Represented by Amount in Row (9)


       6.9% based on 45,285,314 shares outstanding as of December 6, 2006.
................................................................................

12. Type of Reporting Person:


       IA
................................................................................

                                                             Page 6 of 12 Pages


Item 1(a)       Name of Issuer:

                Interstate Bakeries Corporation (the "Issuer")

Item 1(b)       Address of Issuer's Principal Executive Offices:

                12 East Armour Boulevard, Kansas City, Missouri 64111

This  Statement  is  filed  on  behalf  of  each  of  the  following   persons
(collectively, the "Reporting Persons"):

              i)     Glenview  Capital  Management,   LLC   ("Glenview Capital
                     Management");

              ii)    Glenview Capital GP, LLC ("Glenview Capital GP");

              iii) Glenview Capital Master Fund, Ltd. ("Glenview Capital Master Fund"); and

              iv)    Lawrence M. Robbins ("Mr. Robbins").

            This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), Glenview Capital Master Fund, a Cayman Islands exempted company, GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

            Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b)       Address of Principal Business Office or, if None, Residence

            The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153. The address of the principal business office of Glenview Capital Master Fund is Harbour Centre, North Church Street, P.O. Box 8966T, George Town, Grand Cayman, Cayman Islands, British West Indies.

                                                             Page 7 of 12 Pages


Item 2(c)     Citizenship:

              i)     Glenview  Capital   Management  is   a  Delaware  limited
                     liability company;

              ii) Glenview Capital GP is a Delaware limited liability company;

              iii) Glenview Capital Master Fund is a Cayman Islands exempted company; and

              iv)    Mr. Robbins is a citizen of the United States of America.

Item 2(d)     Title of Class of Securities:

              Common Stock, $0.01 par value per share (the "Shares")

Item 2(e)     CUSIP Number:

              46072H108

Item 3 If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

              This Item 3 is not applicable.

Item 4        Ownership:

Item 4(a)     Amount Beneficially Owned:

             (i) As of December 29, 2006, each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner of 3,136,008 Shares. This amount consists of: (A) 27,000 Shares held for the account of Glenview Capital Partners; (B) 2,739,727 Shares held for the account of Glenview Capital Master Fund; (C) 153,400 Shares held for the account of Glenview Institutional Partners; (D) 167,203 Shares held for the account of GCM Little Arbor Master Fund, (E) 45,972 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 2,706 Shares held for the account of GCM Little Arbor Partners.

             (ii) As of December 29, 2006, Glenview Capital Master Fund may be deemed to be the beneficial owner of 2,739,727 Shares. This amount consists of 2,739,727 Shares held for its account.

Item 4(b)    Percent of Class:

            (i) The number of Shares of which each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 6.9% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were approximately 45,285,314 shares outstanding as of December 6, 2006).

                                                             Page 8 of 12 Pages

             (ii) The number of Shares of which Glenview Capital Master Fund may be deemed to be the beneficial owner constitutes approximately 6.1% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were approximately 45,285,314 shares outstanding as of December 6, 2006).

Item 4(c) Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP, and Mr. Robbins:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                         3,163,008

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:            3,163,008


Glenview Capital Master Fund:
-----------------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                         2,739,727

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:            2,739,727


Item 5.   Ownership of Five Percent or Less of a Class:

          This Item 5 is not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          See disclosure in Item 2 hereof.

Item 8.   Identification and Classification of Members of the Group:

          See disclosure in Item 2 hereof.

Item 9.   Notice of Dissolution of Group:

          This Item 9 is not applicable.

Item 10.  Certification:

                                                             Page 9 of 12 Pages

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 10 of 12 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007              GLENVIEW CAPITAL MANAGEMENT, LLC


                                      By: /s/ Lawrence M. Robbins
                                        -----------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: February 14, 2007              GLENVIEW CAPITAL GP, LLC


                                      By: /s/ Lawrence M. Robbins
                                        -----------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: February 14, 2007              GLENVIEW CAPITAL MASTER FUND, LTD.

                                     By:  Glenview Capital Management, LLC
                                          As Investment Manager


                                      By: /s/ Lawrence M. Robbins
                                        -----------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: February 14, 2007              LAWRENCE M. ROBBINS

                                     /s/ Lawrence M. Robbins
                                     --------------------------------

                                                            Page 11 of 12 Pages

                                 EXHIBIT INDEX


Ex.                                                                    Page No.

A     Joint Filing Agreement, dated February 14, 2007 by and among
      Glenview Capital Management, LLC, Glenview Capital GP, LLC,
      Glenview Capital Master Fund, Ltd., and Lawrence M. Robbins........    12

                                                            Page 12 of 12 Pages


                                   EXHIBIT A

                            JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Interstate Bakeries Corporation dated as of February 14, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2007              GLENVIEW CAPITAL MANAGEMENT, LLC


                                      By:  /s/ Lawrence M. Robbins
                                           -----------------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: February 14, 2007              GLENVIEW CAPITAL GP, LLC


                                      By:  /s/ Lawrence M. Robbins
                                           -----------------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: February 14, 2007              GLENVIEW CAPITAL MASTER FUND, LTD


                                     By: Glenview Capital Management, LLC
                                         As Investment Manager


                                      By:  /s/ Lawrence M. Robbins
                                           -----------------------------------
                                     Name:  Lawrence M. Robbins
                                     Title: Chief Executive Officer

Date: February 14, 2007              LAWRENCE M. ROBBINS


                                     /s/ Lawrence M. Robbins
                                     -----------------------------------------